UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)1

Town Sports International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89214A102
(CUSIP Number)

Christopher M. McLean HG Vora Capital Management, LLC 330 Madison Avenue, 23rd Floor New York, NY 10017 (212) 707-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Jeffrey R. Katz
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
(617) 951-7072

July 11, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 89214A102

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 8,500,000
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 8,500,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,500,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.8%

(14)	TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

_______________

CUSIP NO.: 89214A102

(1)	NAME OF REPORTING PERSON: Parag Vora

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 8,500,000
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 8,500,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,500,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.8%

(14)	TYPE OF REPORTING PERSON: IN

_______________

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed on June 26, 2017 with the Securities and Exchange Commission by (i) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Adviser”), as investment manager of the HG Vora Special Opportunities Master Fund, Ltd. (the “Fund”), with respect to the shares of Common Stock directly owned by the Fund; and (ii) Mr. Parag Vora (“Mr. Vora”), as managing member of the Manager, with respect to the shares of Common Stock directly owned by the Fund.  The Manager and Mr. Vora are hereinafter collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Capitalized terms used but not defined herein shall have the meaning given in the Schedule 13D filed on June 26, 2017 (the “Schedule 13D”).

Item 4 of the Schedule 13D is hereby amended and supplemented as follows.

Item 4.	Purpose of Transaction.

On July 11, 2017, the Board of Directors (the “Board”) of Town Sports International Holdings, Inc. (the “Company”) unanimously agreed to expand the size of the Board from five directors to seven directors, and to appoint Marcus B. Dunlop and Mandy Lam as directors, to hold office until the 2018 Annual Meeting of Stockholders. The biographies of each newly appointed director is set forth below.

Marcus B. Dunlop is an investment professional at HG Vora Capital Management, LLC, which is the investment adviser to HG Vora Special Opportunities Master Fund, Ltd., a 31.8% owner of the Company’s common stock (“HG Vora”). He is responsible for sourcing and analyzing investment opportunities in credit and equity, with a focus on real estate and consumer discretionary businesses. Prior to joining HG Vora in July 2009, he was an analyst at Goldman Sachs Group, Inc. in the Bank Debt Portfolio Group focusing primarily on credit analysis for the bank loan sales and trading desk and restructuring the debt of non-investment grade companies (June 2008 - July 2009). Mr. Dunlop graduated from Illinois Wesleyan University summa cum laude with a Bachelor of Arts in Economics and Business Administration with a concentration in Finance (December 2007).

Mandy Lam is General Counsel at HG Vora responsible for managing legal and regulatory matters at the firm. Prior to joining HG Vora in December 2014, she was Managing Director at Global Financial Markets Association in the Global FX Division, where she provided strategic regulatory advice on the OTC FX market (September 2011 - December 2014). Prior to that, she was Senior Vice President and Head of Regulatory Affairs at CLS Bank International and a member of its Senior Management Team and Executive Committee (July 2004 - August 2011), and an attorney at Sullivan & Cromwell LLP advising on financing, securities, M&A and regulatory matters (December 1999 - May 2004). Ms. Lam graduated from the University of California at Berkeley with a Bachelors with Distinction in Economics and a Bachelors with Distinction and High Honors in English (May 1996) and received a Juris Doctor from New York University School of Law (May 1999).

Except as set forth above, the Reporting Persons currently have no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2017

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member

PARAG VORA

/s/ Parag Vora
Parag Vora

Exhibit 1

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Town Sports International Holdings, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member

PARAG VORA

/s/ Parag Vora
Parag Vora